As filed with the Securities and Exchange Commission on July 3, 2003

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

RATEXCHANGE CORPORATION

(Exact name of registrant as specified in charter)

Delaware

(State or other jurisdiction of incorporation or organization)

11-2936371

(I.R.S. Employee Identification No.)

601 Montgomery Street

18th Floor

San Francisco, California 94111-2622

(415) 248-5600

(Address and telephone number of executive offices and principal place of business)

D. Jonathan Merriman, Chairman and Chief Executive Officer

Ratexchange Corporation

601 Montgomery Street

18th Floor

San Francisco, California 94111-2622

(415) 248-5600

(Name, address and telephone number of agent for service)

Copies of all communications to:

Christopher Aguilar, Esq., General Counsel	Michael C. Doran, Esq.
Ratexchange Corporation	Carr & Ferrell LLP
601 Montgomery Street	2225 East Bayshore Road
18th Floor	Suite 200
San Francisco, California 94111-2622	Palo Alto, CA 94303
(415) 248-5634	(650) 812-3473

Approximate date of proposed sale to the public: From time to time or at one time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered (1)	Amount to be Registered (2)	Proposed Maximum Offering Price Per Unit (3)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee

Common Stock	41,998,208	$0.53	$ 22,259,050	$1,800.76

(1)	This registration statement covers offers, sales and other distributions of the securities listed in this table from time to time at prices to be determined.
(2)	Pursuant to Rule 416 of the Securities Act of 1933, there are also being registered an indeterminate number of additional shares of common stock as may become issuable upon conversion of notes and preferred stock and exercise of warrants to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(3)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) of the Securities Act as follows: (i) with respect to shares of common stock currently held by selling stockholders and to be sold by them, by multiplying the number of such shares by $0.53, the average of the high and low price of the shares of common stock of the Registrant reported on the American Stock Exchange on June 26, 2003; (ii) with respect to the shares of common stock to be sold by selling stockholders which are issuable upon conversion of notes, by multiplying such number of shares by the market price; (iii) with respect to the shares of common stock to be sold by selling stockholders which are issuable upon exercise of warrants, by multiplying such number of shares by the market price; and (iv) with respect to the shares of common stock to be sold by selling stockholders which are issuable upon conversion of preferred stock, by multiplying such number of shares by the $0.53 market price because the preferred stock is convertible at the rate of one share of common stock for each share of preferred stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

RATEXCHANGE CORPORATION

Common stock by selling stockholders

The selling stockholders or their successors may sell, from time to time, in one or more offerings:

•	5,652,262 shares of common stock currently held by them

•	36,345,946 shares of common stock issuable upon conversion of notes and preferred stock and exercise of warrants currently held by them.

We will not receive proceeds from the sale of shares by our stockholders or the resale of our stockholders’ shares that are issued when our notes and our preferred stock are converted and our warrants are exercised; however, we will receive proceeds from the exercise of our warrants, if and when they are exercised.

Please see the risk factors beginning on page 2 to read about certain factors you should consider before buying shares of our common stock.

Our common stock is listed on the American Stock Exchange under the symbol RTX. The reported last sale price on the American Stock Exchange on July 2, 2003 was $0.53.

Neither the Securities and Exchange Commission, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July    , 2003

INSIDE FRONT COVER

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements regarding

•	future events,

•	our financial performance and operating results,

•	our business strategy, and

•	our financing plans

are forward-looking statements. In some cases you can identify forward-looking statements by terminology, such as “may,” “will,” “would,” “should,” “could,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms, or other comparable terminology. These statements are only predictions. Known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those contemplated by the statements. In evaluating these statements, you should specifically consider various factors, including the risks described in the “Risk Factors” section and elsewhere in this prospectus. These factors may cause our actual results to differ materially from any forward-looking statements.

Prospectus Summary

Because this is a summary, it may not contain all information that may be important to you. You should read this entire prospectus, including the information incorporated by reference and the financial data and related notes, before making an investment decision. When used in this prospectus, the terms “we,” “our” and “us” refer to Ratexchange and not to the selling stockholders.

RATEXCHANGE

We are a securities broker-dealer and investment bank serving emerging growth companies and institutional investors. We provide sales and trading services primarily to institutions, as well as advisory and investment banking services to our corporate clients. Our Merriman Curhan Ford & Co. subsidiary is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

Our aim is to fill the void in San Francisco-based investment banking services for emerging-growth companies by offering research, brokerage, investment banking, advisory and corporate services for our institutional and corporate clients. By the end of the 1990’s, many of the investment banking firms that previously served emerging-growth companies were acquired by large commercial banks and subsequently refocused to serve larger clients and larger transactions. We plan to fill this gap by originating differentiated research for our institutional investor clients and providing specialized services for our emerging-growth corporate clients. The market sectors for our research focus include technology, telecommunications, consumer growth and life technology. Within these sectors, the industries covered include branded consumer, communications and networking, data storage, enterprise software, entertainment and leisure, health enabling technology and service, restaurant, specialty consumer finance and wireless telecommunication. Our mission is to become a leader in the researching, advising, financing and trading of emerging growth companies.

The mailing address of our principal executive offices is 601 Montgomery Street, 18th Floor, San Francisco, California 94111-2622. Our telephone number is (415) 248-5600 and our web site address is www.ratexchange.com. Information contained on our web site is not part of this prospectus.

Recent Developments

We held our annual stockholder meeting on June 20, 2003. At the meeting, the members of our board of directors were reelected and the stockholders approved:

•	our 2003 Stock Option and Incentive Plan;
•	the change of the name of the Company to MCF Corporation (which change is not yet effective) and

•	the Company’s offer to exchange current promissory note holder’s debentures for Series C Convertible Preferred Stock of the Company.

Risk Factors

This offering involves a high degree of risk. Each prospective investor should carefully consider the risks described below and other information in this prospectus before making an investment decision.

It is difficult to evaluate our business and prospects because we have a limited operating history.

In December 2001, we acquired a securities broker-dealer firm and created RTX Securities Corporation, a wholly-owned subsidiary, which began actively engaging in providing securities brokerage and investment banking services in January 2002. We changed the name of RTX Securities Corporation to Merriman Curhan Ford & Co. on May 1, 2003. This is an entirely new business for us, and is a complete break with the business previously engaged in by us, the bandwidth brokerage business. Accordingly, we have a limited operating history on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. We cannot assure you that we will be successful in addressing these risks and our failure to do so could have a material adverse effect on our business and results of operations.

Our ability to attain a positive cash flow and become profitable depends on our ability to generate and maintain greater revenues while incurring reasonable expenses. This, in turn, depends, among other things, on the development of our securities brokerage and investment banking business, as well as our ability to:

•	establish, maintain and increase our client base;

•	manage the quality of our services;

•	compete effectively with existing and potential competitors;

•	further develop our business activities;

•	manage expanding operations; and

•	attract and retain qualified personnel.

If we do achieve a positive cash flow and profitability, we cannot be certain that we will be able to sustain or increase them on a quarterly or annual basis in the future. Our inability to achieve or maintain profitability or positive cash flow could result in disappointing financial results, impede implementation of our growth strategy or cause the market price of our common stock to decrease. Accordingly, we cannot assure you that we will be able to generate the cash flow and profits necessary to sustain our business expectations, which makes our ability to successfully implement our business plan uncertain.

Because we are a developing company, the factors upon which we are able to base our estimates as to the gross revenues and the number of participating clients that will be required for us to attain a positive cash flow and any additional financing that may be needed for this purpose are unpredictable. For these and other reasons, we cannot assure you that we will not require higher gross revenues, and an increased number of clients, securities brokerage and investment banking transactions, and/or more time in order for us to complete the development of our business that we believe we need to be able to cover our operating expenses, or obtain the funds necessary to finance this development. It is more likely than not that our estimates will prove to be inaccurate because actual events more often than not differ from anticipated events. Furthermore, in the event that financing is needed in addition to the amount that is required for this development, we cannot assure you that such financing will be available on acceptable terms, if at all. Accordingly, we can neither assure nor represent to you that our business will ever generate a positive cash flow or be profitable.

We have a history of operating losses and negative cash flow and we anticipate losses and negative cash flow to continue for the foreseeable future. Unless we are able to generate profits and positive cash flow we may not be able to continue operations.

We have incurred net losses since our inception and financed our operations primarily through sales of equity and debt securities. We incurred net losses of $3,405,000, $30,072,000 and $44,729,000 for the years ended December 31, 2002, 2001 and 2000, respectively, and negative cash flow from operations of $3,434,000, $13,360,000 and $17,161,000 in 2002, 2001 and 2000, respectively. At March 31, 2003, our accumulated deficit since inception was

$92,193,000. We expect operating losses and negative cash flow to continue for the foreseeable future. We may never achieve a positive cash flow and profitability and even if we do, we may not sustain or increase them on a quarterly or annual basis in the future. If we are unable to achieve and sustain a positive cash flow and profitability, we may be unable to continue our operations.

The markets for securities brokerage and investment banking services are highly competitive. If we are not able to compete successfully against current and future competitors, our business and results of operations will be adversely affected.

We are engaged in the highly competitive financial services and investment industries. We compete with large Wall Street securities firms, securities subsidiaries of major commercial bank holding companies, U.S. subsidiaries of large foreign institutions, major regional firms, smaller niche players, and those offering competitive services via the Internet. Many competitors have greater personnel and financial resources than we do. Larger competitors are able to advertise their products and services on a national or regional basis and may have a greater number and variety of distribution outlets for their products, including retail distribution. Discount and Internet brokerage firms market their services through aggressive pricing and promotional efforts. In addition, some competitors have much more extensive investment banking activities than we do and therefore, may possess a relative advantage with regard to access to deal flow and capital.

Increased pressure created by any current or future competitors, or by our competitors collectively, could materially and adversely affect our business and results of operations. Increased competition may result in reduced revenue and loss of market share. Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions or acquisitions that also could materially and adversely affect our business and results of operations. We cannot assure you that we will be able to compete successfully against current and future competitors. In addition, new technologies and the expansion of existing technologies may increase the competitive pressures on us.

We may experience reduced revenues due to declining market volume, price and liquidity, which can also cause counterparties to fail to perform.

Our revenues may decrease in the event of a decline in the market volume of securities transactions, prices or liquidity. Declines in the volume of securities transactions and in market liquidity generally result in lower revenues from trading activities and commissions. Lower price levels of securities may also result in a reduction in our revenues from corporate finance fees, as well as losses from declines in the market value of securities held by us in trading. Sudden sharp declines in market values of securities can result in illiquid markets and the failure of counterparties to perform their obligations, as well as increases in claims and litigation, including arbitration claims from customers. In such markets, we may incur reduced revenues or losses in our principal trading, market-making, investment banking, and advisory services activities.

We may experience significant losses if the value of our marketable security positions deteriorates.

We conduct securities trading, market-making and investment activities for our own account, which subjects our capital to significant risks. These risks include market, credit, counterparty and liquidity risks, which could result in losses for us. These activities often involve the purchase, sale or short sale of securities as principal in markets that may be characterized as relatively illiquid or that may be particularly susceptible to rapid fluctuations in liquidity and price.

We may experience significant fluctuations in our quarterly operating results due to the nature of our business and therefore may fail to meet profitability expectations.

Our revenues and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including:

•	the level of institutional brokerage transactions and the level of commissions we receive from those transactions;

•	the valuations of our principal investments;

•	the number of capital markets transactions completed by our clients, and the level of fees we receive from those transactions; and

•	variations in expenditures for personnel, consulting and legal expenses, and expenses of establishing new business units, including marketing and technology expenses.

We record our revenues from a capital markets advisory transaction only when we have rendered the services and the client is contractually obligated to pay; generally, most of the fee is earned only after the transaction closes. Accordingly, the timing of our recognition of revenue from a significant transaction can materially affect our quarterly operating results.

We have registered one of our subsidiaries as a securities broker-dealer and, as such, are subject to substantial regulations. If we fail to comply with these regulations, our business will be adversely affected.

Because we have registered Merriman Curhan Ford & Co. with the Securities and Exchange Commission, or SEC, and the National Association of Securities Dealers, Inc., or NASD, as a securities broker-dealer, we are subject to extensive regulation under federal and state laws. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets rather than protection of creditors and stockholders of broker-dealers. The Securities and Exchange Commission is the federal agency charged with administration of the federal securities laws. Much of the regulation of broker-dealers, however, has been delegated to self-regulatory organizations, such as the NASD and national securities exchanges. The NASD is our primary self-regulatory organization. These self-regulatory organizations adopt rules, which are subject to SEC approval, that govern the industry and conduct periodic examinations of member broker-dealers. Broker-dealers are also subject to regulation by state securities commissions in the states in which they are registered. The regulations to which broker-dealers are subject cover all aspects of the securities business, including net capital requirements, sales methods, trading practices among broker-dealers, capital structure of securities firms, record keeping and the conduct of directors, officers and employees. The SEC and the self-regulatory bodies may conduct administrative proceedings, which can result in censure, fine, suspension or expulsion of a broker-dealer, its officers or employees. If we fail to comply with these rules and regulations, our business may be materially and adversely affected.

The regulatory environment in which we operate is also subject to change. Our business may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other United States or foreign governmental regulatory authorities or the NASD. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and the NASD.

Our business may suffer if we lose the services of our executive officers or operating personnel.

We depend on the continued services and performance of D. Jonathan Merriman, our Chairman and Chief Executive Officer, for our future success. We currently have an employment agreement with Mr. Merriman, which ends on October 8, 2003, but can be terminated by either party on 60 days’ notice. The agreement contains provisions that obligate us to make certain payments to Mr. Merriman and substantially reduce vesting periods of options granted to him if we should terminate him without cause or certain events resulting in a change of control of our board were to occur.

In addition to Mr. Merriman, we are currently managed by a small number of key management and operating personnel. We do not maintain “key man” insurance on any employee. Our future success depends, in part, on the continued service of our key executive, management and technical personnel, many of whom have only recently been hired, and our ability to attract highly skilled employees. Our business could be harmed if any key officer or employee were unable or unwilling to continue in his or her current position. From time to time we have experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees. Competition for employees in our industry is significant. If we are unable to retain our key employees or attract, integrate or retain other highly qualified employees in the future, such failure may have a material adverse effect on our business and results of operations.

Our business may suffer if we can not recruit or retain skilled professionals.

We have a number of revenue producers employed by our securities brokerage and investment banking subsidiary. We do not have employment contracts with these employees. The loss of one or more of these employees could adversely affect our business and results of operations. During the three months ended March 31, 2003, two sales professionals combined accounted for 44% of our revenue from continuing operations.

We are able to recruit and retain investment banking, research and sales and trading professionals, in part because our business model provides that we pay our revenue producing employees a percentage of their earned revenue.

Compensation and benefits is our largest expenditure and this variable compensation component represents a significant proportion of this expense. Compensation for our employees is derived as a percentage of our revenue regardless of the profitability of the Company. Therefore, we may continue to pay individual revenue producers, including officers of the Company acting in a revenue producing capacity, a significant amount of cash compensation as the overall business experiences negative cash flows and/or net losses. We may not be able to recruit or retain revenue producing employees if we modify or eliminate the variable compensation component from our business model.

We may be unable to effectively manage rapid growth that we may experience, which could place a continuous strain on our resources and, accordingly, adversely affect our business.

We plan to expand our operations. Our growth, if it occurs, will impose significant demands on our management, financial, technical and other resources. We must adapt to changing business conditions and improve existing systems or implement new systems for our financial and management controls, reporting systems and procedures and expand, train and manage a growing employee base in order to manage our future growth. Furthermore, we may acquire existing companies or enter into strategic alliances with third parties, in order to achieve rapid growth. For us to succeed, we must make our existing business and systems work effectively with those of any strategic partners without undue expense, management distraction or other disruptions to our business. We may be unable to implement our business plan if we fail to manage any of the above growth challenges successfully. Our financial results may suffer and we could be materially and adversely affected if that occurs.

Our business and operations would suffer in the event of system failures.

Our success, in particular our ability to successfully facilitate securities brokerage transactions and provide high-quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications systems. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunication failures, break-ins, earthquake and similar events. Despite the implementation of network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill customer orders. Additionally, computer viruses may cause our systems to incur delays or other service interruptions, which may cause us to incur additional operating expenses to correct problems we may experience. Any of the foregoing problems could materially adversely affect our business or future results of operations.

We are highly dependent on proprietary and third-party systems, therefore system failures could significantly disrupt our business.

Our business is highly dependent on communications and information systems, including systems provided by our clearing brokers. Any failure or interruption of our systems, the systems of our clearing broker or third party trading systems could cause delays or other problems in our securities trading activities, which could have a material adverse effect on our operating results.

In addition, our clearing brokers provide our principal disaster recovery system. We cannot assure you that we or our clearing brokers will not suffer any systems failure or interruption, including one caused by an earthquake, fire, other natural disaster, power or telecommunications failure, act of God, act of war or otherwise, or that our or our clearing brokers’ back-up procedures and capabilities in the event of any such failure or interruption will be adequate.

Our common stock price may be volatile, which could adversely affect the value of your shares.

The market price of our common stock has in the past been, and may in the future continue to be, volatile. A variety of events may cause the market price of our common stock to fluctuate significantly, including:

•	variations in quarterly operating results;

•	our announcements of significant contracts, milestones, acquisitions;

•	our relationships with other companies;

•	our ability to obtain needed capital commitments;

•	additions or departures of key personnel;

•	sales of common stock or termination of stock transfer restrictions;

•	general economic conditions, including conditions in the securities brokerage and investment banking markets;

•	changes in financial estimates by securities analysts; and

•	fluctuation in stock market price and volume.

Many of these factors are beyond our control. Any one of the factors noted herein could have an adverse effect on the value of our common stock.

In addition, the stock market in recent years has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many companies and that often have been unrelated to the operating performance of such companies. These market fluctuations have adversely impacted the price of our common stock and may do so in the future.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation often has been instituted against that company. Such litigation is expensive and diverts management’s attention and resources. We cannot assure you that we will not be subject to such litigation.

Your ability to sell your shares may be restricted because there is a limited trading market for our common stock.

Although our common stock is currently traded on the American Stock Exchange, a trading market in our stock has been sporadic. Accordingly, you may not be able to sell your shares when you want or at the price you want.

Your ability to sell your shares could be significantly adversely affected because our common stock could be delisted from trading on the American Stock Exchange.

Although our common stock is listed for trading on the American Stock Exchange, it could be delisted because we may be unable to satisfy certain American Stock Exchange listing guidelines including market value, market price, financial condition and results of operations criteria. We cannot assure you that we will be able to satisfy these guidelines on a continuing basis. Accordingly, although we have not received written notification of noncompliance from the American Stock Exchange with respect to this matter, we cannot represent to you that our common stock will continue to be listed. If the listing is not retained and our common stock is thereafter quoted only on the OTC Electronic Bulletin Board, a significantly less liquid market than the American Stock Exchange, a stockholder may find it even more difficult to dispose of, or to obtain accurate quotations as to the price of, the common stock. In addition, depending on several factors including, among others, the future market price of our common stock, these securities could become subject to the so-called “penny stock” rules that impose additional sales practice and market making requirements on broker-dealers who sell and/or make a market in such securities. These factors could affect the ability or willingness of broker-dealers to sell and/or make a market in our common stock and the ability of purchasers of our common stock to sell their shares in the secondary market. A delisting could also negatively affect our ability to raise additional capital in the future.

Issues related to Arthur Andersen LLP may impede our ability to access the capital markets.

If the SEC ceases accepting financial statements audited by Arthur Andersen LLP, we would be unable to access the public capital markets unless Ernst & Young LLP, our current independent accounting firm, or another independent accounting firm, is able to audit the financial statements originally audited by Arthur Andersen LLP. In addition, investors in any subsequent offerings for which we use Arthur Andersen LLP’s audit reports will not be entitled to recovery against Arthur Andersen LLP under Section 11 of the Securities Act for any material misstatements or omissions in those financial statements. Furthermore, Arthur Andersen LLP will be unable to participate in the “due diligence” process that would customarily be performed by potential investors in our securities, which process includes having Arthur Andersen LLP perform procedures to assure the continued accuracy of its report on our audited financial statements and to confirm its review of unaudited interim periods presented for comparative purposes. As a result, we may not be able to bring to the market successfully an offering of our securities. Consequently, our financing costs may increase or we may miss attractive market opportunities.

Anti-takeover provisions of the Delaware General Corporation Law could discourage a merger or other type of corporate reorganization or a change in control even if it could be favorable to the interests of our stockholders.

The Delaware General Corporation Law contains provisions that may enable our management to retain control and resist our takeover. These provisions generally prevent us from engaging in a broad range of business combinations with an owner of 15% or more of our outstanding voting stock for a period of three years from the date that such person acquires his or her stock. Accordingly, these provisions could discourage or make more difficult a change in control or a merger or other type of corporate reorganization even if it could be favorable to the interests of our stockholders.

Because our board can issue common stock without stockholder approval, you could experience substantial dilution.

Our board of directors has the authority to issue up to 300,000,000 shares of common stock and to issue options and warrants to purchase shares of our common stock without stockholder approval in certain circumstances. Future issuance of additional shares of our common stock could be at values substantially below the price at which you may purchase our stock and, therefore, could represent further substantial dilution. In addition, our board could issue large blocks of our common stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval.

The rights of the holders of our Series A, Series B and Series C Convertible Preferred Stock may adversely affect your rights as a common stockholder.

We currently have outstanding 619,999 shares of Series A Convertible Preferred Stock, 8,750,000 shares of Series B Convertible Preferred Stock and 11,800,000 shares of Series C Convertible Preferred Stock.

The holders of the Series A Convertible Preferred Stock have a liquidation preference equal to $2.75 per share, plus dividends at the rate of 6% per annum payable in additional shares of Series A Convertible Preferred Stock.

The holders of the Series B Convertible Preferred Stock have the right to receive cumulative dividends of 3% per annum based on their original purchase price of $0.20 per share of Series B Convertible Preferred Stock. If there were to be a liquidation or winding up of the Company, the holders of the Series B Convertible Preferred Stock would be entitled to the amount of any accrued but unpaid dividends prior to and in preference to any payment to the holders of our common stock. The holders of the Series B Convertible Preferred Stock are not entitled to any other liquidation preference. Additionally, in the event that the Company fails to pay the dividends due on the Series B Convertible Preferred Stock for two consecutive quarters, the holders of the Series B Convertible Preferred Stock will be entitled to elect two members to the Company’s Board of Directors until such time as there remains outstanding less than 2,000,000 shares of Series B Convertible Preferred Stock.

The holders of the Series C Convertible Preferred Stock have the right to receive cumulative dividends of 3% per annum based on their original purchase price of $0.25 per share of Series C Convertible Preferred Stock. If there were to be a liquidation or winding up of the Company, the holders of the Series C Convertible Preferred Stock would be entitled to the amount of any accrued but unpaid dividends prior to and in preference to any payment to the holders of our common stock. The holders of the Series C Convertible Preferred Stock are not entitled to any other liquidation preference. Additionally, in the event that the Company fails to pay the dividends due on the Series C Convertible Preferred Stock for two consecutive quarters, the holders of the Series C Convertible Preferred Stock will be entitled to elect two members to the Company’s Board of Directors until such time as there remains outstanding less than 7,000,000 shares of Series C Convertible Preferred Stock.

The liquidation preferences described above are payable to the holders of our preferred stock prior to any payments to the holders of common stock in the event of a liquidation and in certain other situations, such as an acquisition of the Company or its assets. The rights of the holders of our preferred stock might have the effect of discouraging potential acquirers of the Company and delaying or deterring an acquisition which would be favorable to the holders of common stock. Alternatively, the rights of the holders of our preferred stock might result in the holders of common stock receiving a lower price or other consideration for their shares in the event of an acquisition or liquidation of the company, or in the holders of common stock receiving no consideration in the event of an acquisition or liquidation of the Company. Additionally, the rights of the holders of the Series B and C Convertible Preferred Stock to elect members of the Company’s Board of Directors in certain situations could result in the holders of the common stock losing control of the Company’s Board of Directors.

Our ability to issue additional preferred stock may adversely affect your rights as a common stockholder and could be used as an anti take-over device.

Our Articles of Incorporation authorize our board of directors to issue up to an additional 37,450,000 shares of preferred stock, without approval from our stockholders. If you purchase our common stock, this means that our board of directors has the right, without your approval as a common stockholder, to fix the relative rights and preferences of the preferred stock. This would affect your rights as a common stockholder regarding, among other things, dividends and liquidation. We could also use the preferred stock to deter or delay a change in control of our company that may be opposed by our management even if the transaction might be favorable to you as a common stockholder.

Our officers and directors exercise significant control over our affairs, which could result in their taking actions of which other stockholders do not approve.

Our executive officers and directors, current and past, and entities affiliated with them, currently control approximately 25% of our outstanding common stock prior to any conversion of any outstanding notes and/or exercise of options and warrants. These stockholders, if they act together, will be able to exercise substantial influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of us and might affect the market price of our common stock.

Any exercise of outstanding options and warrants will dilute then-existing stockholders’ percentage of ownership of our common stock.

We have a significant number of outstanding options and warrants. Shares issuable upon the exercise of these options and warrants, at prices ranging currently from approximately $0.18 to $14.40 per share, represent approximately 31% of our total outstanding stock on a fully diluted basis. The exercise of all of the outstanding options and warrants would dilute the then-existing stockholders’ percentage ownership of our common stock. Any sales resulting from the exercise of options and warrants in the public market could adversely affect prevailing market prices for our common stock. Moreover, our ability to obtain additional equity capital could be adversely affected since the holders of outstanding options and warrants may exercise them at a time when we would also wish to enter the market to obtain capital on terms more favorable than those provided by such options and warrants. We lack control over the timing of any exercise or the number of shares issued or sold if exercises occur.

Dividend Policy

We have not paid any cash dividends since our inception and do not anticipate paying cash dividends in the foreseeable future.

Use of Proceeds

We will not receive any of the proceeds from the sale of common stock by the selling stockholders or the resale by them of the shares of common stock issuable on conversion of the notes and preferred stock or exercise of the warrants except for commissions that selling stockholders may pay for sales effected by them through our broker-dealer subsidiary. We will, however, receive proceeds from the exercise of warrants if any are exercised, which we intend to use for general corporate purposes.

Selling Stockholders

The registration statement, of which this prospectus forms a part, relates to the registration for the account of selling stockholders of an aggregate of 41,998,208 shares of common stock. The following table sets forth the names of the selling stockholders, the number of shares of common stock beneficially owned by them as of July 1, 2003, the number of shares of common stock being offered by them, the number of shares of common stock each selling stockholder will beneficially own if the stockholder sells all of the shares being registered and the selling stockholder’s percentage ownership of our common stock if all the shares in the offering are sold. The shares being offered hereby are being registered to permit public secondary trading and the selling stockholders may offer all or part of the shares for resale from time to time. However, the selling stockholders are under no obligation to sell all or any portion of such shares or are the selling stockholders obligated to sell any shares immediately under this prospectus. All information with respect to share ownership has been furnished by the selling stockholders. Because the selling stockholders may sell all or part of their shares, no estimates can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of any offering made hereby.

The shares being offered for resale by the selling stockholders consist of shares of common stock currently owned by them and common stock issuable upon conversion of the selling stockholders’ notes and preferred stock and exercise of their warrants.

We believe, based on information supplied by the selling stockholders, that except as may otherwise be indicated in the notes to the table below, each of them has sole voting and investment power with respect to the shares of common stock owned by them and issuable on conversion of the notes and preferred stock and exercise of the warrants.

To our knowledge, none of the selling stockholders has had any position with, held any office of, or had any other material relationship with us except for

•	Robert E. Ford, who is our President and Chief Operating Officer;

•	Gregory S. Curhan, who is our Executive Vice President and Chief Financial Officer;

•	Kenneth R. Werner, trustee of the Kenneth R. Werner Revocable Trust, who is our Senior Vice President, Trading;

•	Mark Burger, who was the President of our subsidiary RMG Partners Corporation until its sale in April 2002; and

•	Patrick Arbor, Donald H. Sledge, Ronald Spears, John E. McConnaughy, Jr., and Steven W. Town, who are members of our board of directors.

Mr. Town is also the co-chief executive officer of Amerex Bandwidth, Ltd, a selling stockholder and a brokerage services firm that executed bandwidth trades for us pursuant to an agreement under which, among other things, we reimbursed Amerex for expenses approximating $699,000 in 2001. We also issued warrants to Amerex to purchase 2,300,000 shares of our common stock at prices ranging from $4.70 to $5.37 per share and terminate on December 17, 2005. Amerex is a selling stockholder and pursuant to this prospectus is offering the shares issuable upon exercise of these warrants.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission, which generally includes voting or investment power with respect to securities and also includes common stock issuable upon conversion of notes and preferred stock and exercise of warrants and options which are convertible and/or exercisable within 60 days of the date hereof. Percentage calculations are based upon 26,849,476 shares of our common stock outstanding as of July 1, 2003.

Name of Selling Stockholder	Common Stock Owned Prior to Offering (1)		Percent of Stock Owned Prior to Offering (1)		Common Stock Offered (1)		Common Stock Owned After Common Offering (1)(2)		Percent of Common Stock Owned After Offering (1)(2)
Amerex Bandwidth, Ltd.	1,985,000	(3)(4)	6.9	(3)(4)	1,985,000	(3)(4)	0	(4)	0.0	(4)
Patrick Arbor	411,250	(3)(5)	1.5	(3)(5)	186,250	(3)(5)	225,000	(3)	*	(3)
Mark Burger	122,600		0.5		122,600		0		0
Barry W. Blank Trustee, Barry W. Blank Trust dated 11/13/96	1,644,088		6.0	(3)	1,644,088	(3)	0		0
Richard E. Boerke	115,384	(5)	*	(5)	115,384	(5)	0		0
Gregory S. Curhan	482,708	(3)(5)	1.8	(3)(5)	102,500	(3)(5)	380,208	(3)	1.4	(3)
Courtlandt Gates	5,623	(5)	*	(5)	5,623	(5)	0		0
Don Canada & Gayle Canada	106,250	(3)(5)	*	(3)(5)	106,250	(3)(5)	0		0
CQG, Inc.	531,250	(3)(5)	2.0	(3)(5)	531,250	(3)(5)	0		0
James E. Coles	312,500	(3)(5)	1.2	(3)(5)	312,500	(3)(5)	0		0
Corporation of the President of The Church of Jesus Christ of Latter-day Saints	71,618	(5)	*	(5)	71,618	(5)	0		0
Dolphin Offshore Partners, L.P.	1,562,500	(3)(5)	5.8	(3)(5)	1,562,500	(3)(5)	0		0
Dorsey Ventures, LLC	1,162,500	(3)(5)	4.3	(3)(5)	1,162,500	(3)(5)	0		0
European American Securities	312,500	(3)(5)	1.2	(3)(5)	312,500	(3)(5)	0		0
Harold O. Shattuck	250,000	(3)(5)	*	(3)(5)	250,000	(3)(5)	0		0
Thomas S. Felker Profit Sharing Plan	312,500	(3)(5)	1.2	(3)(5)	312,500	(3)(5)	0		0
Richard Fels & Carla Fels	73,818	(3)(5)	*	(3)(5)	73,818	(3)(5)	0		0
Ford Investors Limited	425,000	(3)(5)	1.6	(3)(5)	425,000	(3)(5)	0		0
Rob Ford & Lindsey Ford (6)	1,292,335	(3)(5)(7)	4.6	(3)(5)(7)	136,250	(3)(5)(7)	1,156,085	(3)(7)	4.1	(3)(7)
Forsythe McArthur Associates, Inc.	5,290,407	(3)	19.1	(3)	5,290,407	(3)	0		0
Carl E. Frankson	312,500	(3)(5)	1.2	(3)(5)	312,500	(3)(5)	0		0
Brock Ganeles	656,250	(3)(5)	2.4	(3)(5)	656,250	(3)(5)	0		0
Soledad Garcia	16,500		*		16,500		0		0
Kenneth S. Hammer	106,250	(3)(5)	*	(3)(5)	106,250	(3)(5)	0		0
Walter F. Harrison, III	1,250,000	(3)(5)	4.6	(3)(5)	1,250,000	(3)(5)	0		0
Highfields Capital, Ltd.	6,562,500	(3)(5)	9.9	(3)(5)(11)	6,562,500	(3)(5)	0		0
Highfields Capital I, LP	937,500	(3)(5)	3.4	(3)(5)	937,500	(3)(5)	0		0
Highfields Capital II, LP	1,875,000	(3)(5)	6.6	(3)(5)	1,875,000	(3)(5)	0		0
Hightown, Ltd.	156,250	(3)(5)	*	(3)(5)	156,250	(3)(5)	0		0
HSBC Global Custody Nominee	1,275,000	(3)(5)	4.7	(3)(5)	1,275,000	(3)(5)	0		0
The Intergroup Corporation	625,000	(3)(5)	2.3	(3)(5)	625,000	(3)(5)	0		0
Larry G. Kirk & Judy G. Kirk TIC	147,635	(3)(5)	*	(3)(5)	147,635	(3)(5)	0		0
Stephen C. Lehman	425,000	(3)(5)	1.6	(3)(5)	425,000	(3)(5)	0		0
Maryon D. Lewis	35,270	(3)	*	(3)	35,270	(3)	0		0
John E. McConnaughy, Jr.	885,811	(3)(5)	3.2	(3)(5)	885,811	(3)(5)	0		0
Julian Mann	35,000		*		35,000		0		0
Timothy Meckel	5,623	(5)	*	(5)	5,623	(5)	0		0
Richard Michaelson	73,818	(3)(5)	*	(3)(5)	73,818	(3)(5)	0		0
MicroCapital, LLC	1,058,634	(3)(5)(8)	3.9	(3)(5)(8)	1,058,634	(3)(5)(8)	0		0
Morgens Waterfall Holdings, LLC	2,125,000	(3)(5)	7.9	(3)(5)	2,125,000	(3)(5)	0		0
MH Capital Partners, L.P.	147,635	(3)(5)	*	(3)(5)	147,635	(3)(5)	0		0
Rob Nixon Trustee, Rob Nixon trust	73,818	(3)(5)	*	(3)(5)	73,818	(3)(5)	0		0
Derrick Parkhill	315,000	(3)	1.2	(3)	315,000	(3)	0		0
Jon Plexico	275,000	(3)(5)	1.0	(3)(5)	275,000	(3)(5)	0		0
Portsmouth Square, Inc.	625,000	(3)(5)	2.3	(3)(5)	625,000	(3)(5)	0		0
PWREF/MCC China Basin, LLC	50,000	(3)(5)	*	(3)(5)	50,000	(3)(5)	0		0
Ramsey Financial	421,751	(5)	1.6	(5)	421,751	(5)	0		0
Earl S. Rivers	106,250	(3)(5)	*	(3)(5)	106,250	(3)(5)	0		0
Malcolm Rogers, Jr. & Janet Rogers	1,333,000	(3)(5)	5.0	(3)(5)	525,000	(3)(5)	808,000	(3)	3.0	(3)
SACC Partners, Ltd.	50,000	(3)	*	(3)	50,000	(3)	0		0
Santa Fe Financial Corp.	312,500	(3)(5)	1.2	(3)(5)	312,500	(3)(5)	0		0
Allen Shoup & Kathleen Shoup	212,500	(3)(5)	*	(3)(5)	212,500	(3)(5)	0		0
Ron Spears	410,000	(3)	1.5	(3)	10,000	(3)	400,000	(3)	1.5	(3)
Lynn Stiefeling	10,000		*		10,000		0		0
Theodore H. Swindells	1,216,469	(3)(5)(9)	4.5	(3)(5)(9)	212,500	(3)(5)(9)	1,003,969	(3)(5)	3.7	(3)(5)
Tsunami Partners, LP	1,000,000	(3)(5)	3.7	(3)(5)	1,000,000	(3)(5)	0		0
Switch & Data Facilities Company, LLC	200,000		*		200,000		0		0
Tenaire Inc., P/S/Tr Dtd 1/30/69, Thomas Babington trustee	147,635	(3)(5)	*	(3)(5)	147,635	(3)(5)	0		0
Leonard Toboroff	106,250	(3)(5)	*	(3)(5)	106,250	(3)(5)	0		0
Steven W. Town	321,250	(3)(5)(10)	1.2	(3)(5)(10)	321,250	(3)(5)(10)	0		0
Kenneth Werner Rev Trust	895,700	(3)(5)	3.3	(3)(5)	762,500	(3)(5)	133,200		*
John V. Winfield	2,340,800	(3)(5)	8.6	(3)(5)	2,250,000	(3)(5)	90,800		*
Murphy & Durieu	590,540	(3)	2.2	(3)	590,540	(3)	0		0

*	Less than 1%

(1)	This information is based on information provided to us by the selling stockholders.

(2)	Assumes the sale of all shares offered in this prospectus.

(3)	Includes shares of our common stock held by the selling stockholder, as well as, common stock issuable upon conversion of notes and/or exercise of warrants or options that are exercisable or vested within 60 days of the date hereof.

(4)	Excludes shares of our common stock owned by Steven W. Town.

(5)	Includes shares of our common stock issuable upon conversion of our Series A, Series B and/or Series C Convertible Preferred stock.

(6)	45,000 of these shares are owned in the name of Robert E. Ford and Lindsey P. Ford JTTEN.

(7)	1,135,203 of these shares are issuable upon exercise of options owned by Mr. Ford.

(8)	411,862 of these shares are owned in the name of MicroCapital Fund, LP and 221,772 of these shares are owned in the name of MicroCapital Fund, Ltd. MicroCapital LLC is the general partner and investment advisor to MicroCapital Fund, LP and MicroCapital Fund, Ltd. Ian P. Ellis is the principal owner of MicroCapital LLC and has sole responsibility for the selection, acquisition and disposition of the portfolio securities by MicroCapital LLC on behalf of its funds.

(9)	150,000 of these shares are held indirectly by Mr. Swindells.

(10)	Excludes shares of our common stock owned by Amerex Bandwidth, Ltd.

(11)	By the terms of its securities purchase agreement Highfields Capital, Ltd. cannot convert its preferred stock into common stock if the result would cause it to beneficially own more than 9.99% of the Company’s common stock.

Plan of Distribution

The selling stockholders may sell shares of our common stock offered by this prospectus from time to time to purchasers directly by them in one or more transactions at a fixed price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and underwriters or dealers who may receive fees or commissions in connection with such sales.

Each of the selling stockholders may, from time to time, offer shares of our common stock beneficially owned by him or her through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling stockholder and the purchasers of the shares for whom they may act as agent. Each of the selling stockholders will be responsible for payment of any commissions, concessions and discounts of underwriters, dealers or agents. The aggregate proceeds to the selling stockholders from the sale of the shares of our common stock offered by them will be the purchase price of such shares less discounts and commissions, if any. Each of the selling stockholders reserves the right to accept and, together with his or her agents, from time to time to reject, in whole or in part, any proposed purchase of shares to be made directly or through agents. Alternatively, the selling stockholders may sell all or a portion of the shares of our common stock beneficially owned by them and offered from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling stockholders may also make private sales directly or through a broker or brokers.

From time to time, the selling stockholders may transfer, pledge, donate or assign shares of our common stock to lenders or others. The number of shares beneficially owned by a selling stockholder who transfers, pledges, donates or assigns shares of our common stock will decrease as and when he or she takes such actions. The plan of distribution for shares sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders under this prospectus and may sell their shares in the same manner as the selling stockholders.

A selling stockholder may enter into hedging transactions with broker-dealers, and the broker-dealers may engage in short sales of the shares of our common stock in the course of hedging the positions they assume with such selling stockholder, including in connection with the distribution of the shares of our common stock by such broker-dealers. In addition, a selling stockholder may, from time to time, sell short the shares of our common stock, and in such instances, this prospectus may be delivered in connection with such short sales and the shares offered may be used to cover such short sales. The selling stockholders may also enter into options or other transactions with broker-dealers that involve the delivery of the shares of our common stock to the broker-dealers, who may then resell or otherwise transfer such shares. The selling stockholders may also loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares as loaned or upon a default may sell or otherwise transfer the pledged shares.

The selling stockholders and any underwriters, dealers or agents that participate in the distribution of the shares of our common stock offered by this prospectus may be deemed to be underwriters within the meaning of the Securities Act, and any discounts, commissions or concessions received by them and any provided pursuant to the sale of shares by them might be deemed to be underwriting discounts and commissions under the Securities Act of 1933 (the “Securities Act”).

In addition, any securities covered by this prospectus, which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act, may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. We cannot assure you that any selling stockholder will sell any or all of the shares of our common stock described in this prospectus, and any selling stockholder may transfer, devise or gift such securities by other means not described in this prospectus.

If necessary, we will set forth the specific shares of our common stock to be sold in this prospectus, the names of the selling stockholders, the respective purchase prices and public offering prices, the name of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We will pay substantially all of the expenses incurred by the selling stockholders and us incident to the offering and sale of the shares of our common stock pursuant to this prospectus.

Under the Exchange Act of 1934 (the “Exchange Act”) and the regulations thereunder, any person engaged in the distribution of shares of common stock, or securities convertible into common stock, offered by this prospectus may not simultaneously engage in market-making activities with respect to the common stock during the applicable “cooling off” period prior to the commencement of this distribution. In addition, and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M promulgated under the Exchange Act, in connection with transactions in the shares, which provisions may limit the timing of purchases and sales of shares of common stock by the selling stockholders.

Sales of any shares of common stock by the selling stockholders may depress the price of the common stock.

Description of Securities

The following section does not purport to be complete and is qualified in all respects by reference to the detailed provisions of our certificate of incorporation and by-laws, as amended, copies of which have been filed with the Securities and Exchange Commission.

Capital Stock

Our authorized capital stock consists of 300 million shares of common stock, $0.0001 par value per share, and 60 million shares of preferred stock, $0.0001 par value per share.

Common Stock

Under our certificate of incorporation, our board is authorized, subject to limitations prescribed by law and certain rules of the American Stock Exchange, without further stockholder approval, from time to time to issue up to an aggregate of 300 million shares of common stock. There were 26,849,476 shares issued and outstanding as of July 1, 2003. Holders of our common stock are entitled to:

•	one vote per share;

•	share in all dividends that our board, in its discretion, declares from legally available funds; and

•	participate pro rata in all assets subject to the prior rights of creditors and holders of any preferred stock, in the event of our liquidation, dissolution or winding up.

Holders of our common stock have no cumulative voting rights and no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

We have reserved an aggregate of 29,500,000 shares of our common stock for issuance to directors, officers and other key employees pursuant to four stock option plans and one employee stock purchase plan. As of March 31, 2003, we have issued options to purchase 13,726,732 shares of our common stock under these plans of which options to purchase 8,307,116 shares of our common stock are currently exercisable. The exercise prices of these options range from $0.18 per share to $7.00 per share.

In addition, we have notes and preferred stock that are convertible into an aggregate of 28,766,217 shares and warrants that are exercisable for an aggregate of 8,234,953 shares of our common stock. The selling stockholders who are offering the underlying shares for sale pursuant to this prospectus own the preferred stock and certain of the notes and warrants. We have also issued one convertible promissory note with a principal amount of $1,000,000. This note can be converted to common stock at a rate of $0.20 per share and matures on April 30, 2008.

Preferred Stock

Our board has the authority, without further stockholder approval, to issue up to an aggregate of 60 million shares of preferred stock in one or more series. Each series may have different rights, preferences and designations and qualifications, limitations and restrictions.

There are 619,999 shares of non-redeemable Series A Convertible Preferred Stock currently issued and outstanding. The Series A is convertible into common stock on a share for share basis, subject to change pursuant to anti dilution provisions. Holders of the Series A are entitled to:

•	cumulative dividends in kind at the rate of 6% per annum;

•	a liquidation preference equal to $2.75 per share;

•	one vote for each share of common stock into which the Series A Convertible Preferred Stock is convertible; and

•	elect two directors as long as no less than 1,000,000 shares of Series A Convertible Preferred Stock is outstanding.

There are 8,750,000 shares of non-redeemable Series B Convertible Preferred Stock currently issued and outstanding. The Series B is convertible into common stock on a share for share basis. Holders of the Series B Convertible Preferred Stock are entitled to:

•	cumulative dividends at the rate of 3% per annum;

•	one vote for each share of common stock into which the Series B Convertible Preferred Stock is convertible; and

•	elect two directors if the dividends are not paid for two consecutive quarters, so long as not less than 2,000,000 shares of Series B Convertible Preferred Stock is outstanding.

There are 11,800,000 shares of non-redeemable Series C Convertible Preferred Stock currently issued and outstanding. The Series C Convertible Preferred Stock is convertible into common stock on a share for share basis. Holders of the Series C are entitled to

•	cumulative dividends at the rate of 3% per annum;

•	one vote for each share of common stock into which the Series C Convertible Preferred Stock is convertible; and

•	elect two directors if the dividends are not paid for two consecutive quarters, so long as not less than 2,000,000 shares of Series C Convertible Preferred Stock is outstanding.

Our amended certificate of incorporation authorizes our board of directors, without any vote or action by the holders of our common stock, to issue preferred stock from time to time in one or more series. Our board is authorized to determine the number of shares and to fix the

•	powers,

•	designations,

•	preferences, and

•	relative, participating, optional or other special rights

of any series of preferred stock. Depending on the terms established by our board, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon our liquidation as well as other matters.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is OTC Stock Transfer, Inc., Salt Lake City, Utah.

Material Changes

At the 2003 Annual Meeting of Stockholders on June 20, 2003, the stockholders of the Company approved the adoption of the 2003 Stock Option and Incentive Plan. Awards may be made under the 2003 Stock Option and Incentive Plan to our directors, employees of or consultants to Ratexchange or any of our subsidiaries or affiliates, including any such employee who is an officer or director of us or of any subsidiary or affiliate. A total of 12,600,000 shares of common stock is reserved for issuance under this plan.

Legal Matters

The validity of the securities offered by this prospectus will be passed upon for us by Carr & Ferrell LLP, Palo Alto, California.

Experts

The consolidated financial statements of Ratexchange Corporation and its subsidiaries as of December 31, 2002 and for the year ended December 31, 2002 have been incorporated by reference in this prospectus and in the registration statement in reliance upon the reports of Ernst & Young LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Ratexchange Corporation and its subsidiaries as of December 31, 2001 and 2000 and for each of the two years in the periods ended December 31, 2000 and December 31, 2001 have been incorporated by reference in this prospectus and in the registration statement in reliance upon the reports of Arthur Andersen LLP, independent public accountants, and upon the authority of said firm as experts in accounting and auditing. We have not been able to obtain the written consent of Arthur Andersen LLP as required by Section 7 of the Securities Act after reasonable efforts. Accordingly, investors will not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act and therefore may have their recovery limited as a result of the lack of consent.

Disclosure of Commission Position on Indemnification

for Securities Act Liabilities

Delaware General Corporation Law Section 145 provides for indemnification of directors and officers in terms sufficiently broad to permit such indemnification, under certain circumstances, for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. In addition, Delaware law provides that a corporation may purchase and maintain insurance on behalf of an officer or director against liability incurred by the officer or director as an officer or director.

Our Certificate of Incorporation and Amended Bylaws require that we indemnify our directors and officers to the fullest extent allowed under Delaware law. Our Amended Bylaws also provide that we may purchase and maintain insurance on behalf of our officers and directors against any liability asserted against them as officers and directors. Currently, we carry directors and officers liability insurance, which may insure against officer or director liability arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, or otherwise, we have been advised that in the opinion of the Commission this indemnification is against public policy as expressed in the Securities Act and the Exchange Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities, other than our payment of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

Incorporation by Reference

The Securities and Exchange Commission allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings we may make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is terminated. This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, Registration No. 333-                        .

(a)	Annual Report on Form 10-K for our fiscal year ended December 31, 2002 filed March 31, 2003, as amended by the 10-K/A filed April 30, 2003;

(b)	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 filed April 30, 2003;

(c)	Current Report on Form 8-K filed on April 9, 2003 relating to the issuance of the Series B Convertible Preferred Stock, Current Report on Form 8-K filed on April 9, 2003 relating to the restructuring of a convertible promissory note held by Forsythe McArthur Associates, Inc., Current Report on Form 8-K filed on July 3, 2003 relating to the issuance of the Series C Convertible Preferred Stock;

(d)	Notice of Annual Meeting and Proxy Statement filed on June 2, 2003.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Ratexchange Corporation, 601 Montgomery Street, 18th Floor, San Francisco, California 94111-2622, telephone number (415) 248-5600.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

Available Information

We have filed a registration statement on Form S-3 under the Securities Act with the Securities and Exchange Commission with respect to the shares offered hereby. This prospectus is filed as a part of the registration statement. It does not contain all of the information included in the registration statement and exhibits and we refer you to such omitted information. Statements made in this registration statement are summaries of the terms of these referenced contracts, agreements or documents and are not necessarily complete. We refer you to each exhibit for a more complete description of the matters involved and these statements shall be deemed qualified in their entirety by this reference.

In addition, we file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission.

You may read and copy our registration statement on Form S-3, the exhibits thereto, any reports, statements and other information we file at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operations of the public reference room. Our filings with Securities and Exchange Commission are also available on the Securities and Exchange Commission’s Internet site, which is http://www.sec.gov. Our common stock is traded on the American Stock Exchange where you can inspect reports and other information about us.

No dealer, salesman or any other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The information contained in this Prospectus is current only as of this date.

41,998,208 SHARES OFFERED BY
SELLING STOCKHOLDERS,
5,652,262 SHARES CURRENTLY
OUTSTANDING AND
36,345,946 SHARES ISSUABLE
UPON CONVERSION OF
NOTES AND PREFERRED STOCK AND
EXERCISE OF WARRANTS

RATEXCHANGE CORPORATION

TABLE OF CONTENTS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

SEC Registration Fee	$1,801
Printing	$5,000	*
Legal Fees and Expenses	$20,000	*
Listing fees	$22,000	*
Miscellaneous Expenses	$7,500	*

TOTAL	$56,301	*

 *Estimated

The Selling Stockholders will not pay any portion of the foregoing expenses.

Item 15. Indemnification of Directors and Officers

Delaware General Corporation Law Section 145 provides for indemnification of directors and officers in terms sufficiently broad to permit such indemnification, under certain circumstances, for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. In addition, Delaware law provides that a corporation may purchase and maintain insurance on behalf of an officer or director against liability incurred by the officer or director as an officer or director.

Our Certificate of Incorporation and Bylaws require that we indemnify our directors and officers to the fullest extent allowed under Delaware law. Our Bylaws also provide that we may purchase and maintain insurance on behalf of our officers and directors against any liability asserted against them as officers and directors. Currently, we carry directors and officers liability insurance, which may insure against officer or director liability arising under the Securities Act.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16. Exhibits

4.1	Certificate of Incorporation, as amended (incorporated herein by reference to Exhibit 3.1 to Ratexchange’s Registration Statement on Form S-1 (Reg. No. 333-37004)).+
4.2	Amended and Restated Bylaws, as amended. (incorporated by reference to Exhibit 10.3 to Ratexchange’s Registration Statement on Form S-1 (Reg. No. 333-53316)).+
4.3	Amended Certificate of Designation of Series A Convertible Preferred Stock.*
4.4	Certificate of Designation of Series B Convertible Preferred Stock.*
4.5	Certificate of Designation of Series C Convertible Preferred Stock.*
5.1	Opinion of Carr & Ferrell LLP.*
23.1	Consent of Ernst & Young LLP, independent auditors.*
23.2	Consent of Carr & Ferrell LLP (included with Exhibit 5.1).

+	Incorporated by reference.
*	Filed herewith.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

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(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing this Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of San Francisco, State of California, on July 3, 2003.

RATEXCHANGE CORPORATION

By:	/s/ D. JONATHAN MERRIMAN
D. Jonathan Merriman Chief Executive Officer

In accordance with the requirements of the Securities Act, this registration statement was signed by the following persons in the capacities and on the dates stated.

/s/ D. JONATHAN MERRIMAN	Chairman of the Board and Chief Executive Officer	July 3, 2003
D. Jonathan Merriman

/s/ GREGORY S. CURHAN	Executive Vice President and Chief Financial Officer	July 3, 2003
Gregory S. Curhan

/s/ PATRICK ARBOR	Director	July 3, 2003
Patrick Arbor

/s/ DONALD H. SLEDGE	Director	July 3, 2003
Donald H. Sledge

/s/ RONALD E. SPEARS	Director	July 3, 2003
Ronald E. Spears

/s/ STEVEN W. TOWN	Director	July 3, 2003
Steven W. Town

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